SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017

 IRSA Propiedades Comerciales S.A.
(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated April 6, 2017, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated April 6, 2017, the company informed that  in accordance with the resolution of the meeting of the Board of Directors dated April 5, 2017, a shareholders' dividend will be made available to shareholders as from April 20, 2017, a cash dividend of $ 310,000,000.-(Argentinan Pesos) equivalent to 246.004314598% of the Capital Stock, an amount per share of (VN $ 1) $ 2,46004314598 and an amount per ADR's (Argentinian Pesos per ADR) of $ 9.8401725839 charged to the current year, payable to all shareholders who have such quality as of April 19, 2017, according to the registration carried out by Caja de Valores SA. As these are notary shares, the payment in cash of the dividend will be made against the identity documentation provided by the shareholder, in Caja de Valores S.A. Located at 25 de Mayo Street 362 in the Autonomous City of Buenos Aires, from Monday to Friday from 10 to 15 hours.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales S.A.

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets
Dated: April 6, 2017